U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

333-154894

(SEC File Number)

(Check one): Form 10-K [  ] Form 20-F  [_] Form 11-K  [_] Form 10-Q [X ]

     Form 10-D [_] Form N-SAR [_] Form N-CSR [_]

         For Period Ended:   June 30, 2013

         [_]  Transition Report on Form 10-K

         [_]  Transition Report on Form 20-F

         [_]  Transition Report on Form 11-K

         [  ]  Transition Report on Form 10-Q

         [_]  Transition Report on Form N-SAR

         For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Adama Technologies Corporation

 (Exact name of registrant as specified in its charter)

(Former Name if Applicable)

1365 N. Courtenay Parkway, Suite A

Address of principal executive office (Street and Number

Merritt Island, FL 32953

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-Q could not be filed within the prescribed time period.

Registrant is unable to complete and file the Form 10-Q by the original due date due to the fact that its underwent a change of management in late June, 2013 and because it is in the process of retaining a new independent accounting firm.  The required filing will be completed and filed no later than August 19, 2013.  No accountant’s statement is required as provided by Rule 12b-25© because the reasons for the inability to file relate solely to Registrant’s inability to complete its financial statements by the original due date.

PART IV-- OTHER INFORMATION

(1)              Name and telephone number of person to contact in regard to this notification

Michael Gelmon                      321                        452-9091

   (Name)                     (Area Code)         (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [_] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Adama Technologies Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2013

 By: /s/ Michael Gelmon

 Name: Michael Gelmon

Chairman and Chief Executive Officer